Exhibit 4.4

ALLONGE #2 TO CONVERTIBLE PROMISSORY NOTE

            This Allonge #2, dated as of December 11, 2012, is attached to and made a part of that certain Convertible Promissory Note (the “Note”) dated April 14, 2009, in the original principal amount of ONE MILLION DOLLARS ($1,000,000) made by ONSTREAM MEDIA CORPORATION (the “Company”) to the order of ROCKRIDGE CAPITAL HOLDINGS, LLC (the “Investor”) and amended by an Allonge dated September 11, 2009 which among other things increased the  Principal Amount under the Note to TWO MILLION DOLLARS ($2,000,000), for the purpose of annexing thereto the following modifications.

1)               It is hereby agreed that the remaining principal balance outstanding under the Note is $812,574.85 after consideration of all payments made to date.

2)               It is further agreed that the remaining principal balance outstanding under the Note, as well as the related interest, will be payable in twenty-one (21) equal monthly installments of $41,321.82, commencing on December 14, 2012 and ending on August 14, 2014 and a final payment of $41,321.77 on September 14, 2014 (the “Maturity Date”). An amended amortization schedule is attached as Exhibit A hereto.

3)               In consideration of the above payment schedule, which represents a modification of the previous repayment schedule and most notably a rescheduling of the previous balloon payment that was due on September 14, 2013, the Company hereby agrees to increase the origination fee due hereunder by two hundred twenty-five thousand (225,000) common shares, for a cumulative origination fee of five hundred ninety-one thousand six hundred sixty seven (591,667) restricted common shares of the Company, none of which shares have yet been issued and are in lieu of any other origination fees hereunder. The number of shares in this paragraph has been calculated after giving effect to the 1 for 6 reverse split effected by the Company on April 5, 2010.

4)               Other than as modified above, the Note, as previously amended, remains unmodified and in full force and effect.

[SIGNATURES APPEARS ON THE FOLLOWING PAGE]

ALLONGE #2 TO CONVERTIBLE PROMISSORY NOTE

SIGNATURE PAGE

ONSTREAM MEDIA CORPORATION

By: /s/ Randy Selman

Name:  Randy S. Selman

Title:  President and Chief Executive Officer

Above agreed to and accepted by

INVESTOR:

                  ROCKRIDGE CAPITAL HOLDINGS, LLC

                  By:  /s/ David Friedman

                         Name:  David Friedman

                         Title:    Managing Director

ALLONGE #2 TO CONVERTIBLE PROMISSORY NOTE

EXHIBIT A

AMORTIZATION SCHEDULE

Payment Date	Interest	Scheduled Payment Amount	Plus/(Minus) to Principal Balance	Principal Balance
11/14/2012				$ 812,574.85
12/14/2012	8,014.44	41,321.82	(33,307.38)	779,267.47
1/14/2013	7,942.12	41,321.82	(33,379.70)	745,887.77
2/14/2013	7,601.92	41,321.82	(33,719.90)	712,167.88
3/14/2013	6,555.85	41,321.82	(34,765.97)	677,401.90
4/14/2013	6,903.93	41,321.82	(34,417.89)	642,984.02
5/14/2013	6,341.76	41,321.82	(34,980.06)	608,003.96
6/14/2013	6,196.64	41,321.82	(35,125.18)	572,878.78
7/14/2013	5,650.31	41,321.82	(35,671.51)	537,207.27
8/14/2013	5,475.10	41,321.82	(35,846.72)	501,360.55
9/14/2013	5,109.76	41,321.82	(36,212.06)	465,148.49
10/14/2013	4,587.77	41,321.82	(36,734.05)	428,414.43
11/14/2013	4,366.31	41,321.82	(36,955.51)	391,458.92
12/14/2013	3,860.96	41,321.82	(37,460.86)	353,998.06
1/14/2014	3,607.87	41,321.82	(37,713.95)	316,284.11
2/14/2014	3,223.50	41,321.82	(38,098.32)	278,185.79
3/14/2014	2,560.83	41,321.82	(38,760.99)	239,424.81
4/14/2014	2,440.17	41,321.82	(38,881.65)	200,543.15
5/14/2014	1,977.96	41,321.82	(39,343.86)	161,199.29
6/14/2014	1,642.91	41,321.82	(39,678.91)	121,520.38
7/14/2014	1,198.56	41,321.82	(40,123.26)	81,397.12
8/14/2014	829.58	41,321.82	(40,492.24)	40,904.88
9/14/2014	416.89	41,321.77	(40,904.88)	-

Totals	$ 96,505.14	$909,079.99	($812,574.85)